FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of September 2016  No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

On September 28, 2016, the registrant announced TowerJazz to Host Investor and Analyst Conference in New York City. Attached the Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: September 28, 2016	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

TowerJazz to Host Investor and Analyst Conference in New York City

Company to mark the occasion by opening the NASDAQ Stock Market

MIGDAL HAEMEK, Israel – September 28, 2016 - TowerJazz (NASDAQ: TSEM), the global specialty foundry leader, today announced that the Company’s management will host an Investor and Analyst Conference on Wednesday, November 16, 2016 in New York.

The conference will take place commencing 10am EST at NASDAQ MarketSite – Press Conference Area, 4 Times Square, New York City.

The Investor and Analyst Conference is designed to provide Company’s existing and potential investors and analysts an opportunity to learn more about TowerJazz’ strategy, business, operations and financials, while demonstrating the Company’s strength and capabilities that enable value creation.

During the event the Company will present its business and financial strategies, performance, achievements and future goals. In addition, it will provide access to its senior management and leadership team. Presentations will be given by Mr. Amir Elstein, Chairman of the Board of Directors, Mr. Russell Ellwanger, Chief Executive Officer, and members of executive management. For detailed agenda and registration, please visit http://go.towerjazz.com/ir-day2016. Presentation slides will be posted on the day of the event at www.towerjazz.com under the section: Investors, Investors Resources, Presentations.

The event will follow an opening bell ceremony at the Nasdaq MarketSite in Times Square at 9:30am, in which TowerJazz’s management will formerly ring the bell at the open of the NASDAQ market.

For more information, please visit www.towerjazz.com or contact Noit Levy-Karoubi, VP of Investor Relations and Corporate Communications, at noit.levi@towerjazz.com.

About TowerJazz

Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiaries Jazz Semiconductor, Inc. and TowerJazz Texas Inc., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com or www.tpsemico.com.

Contact:
TowerJazz	GK Investor Relations
Noit Levy-Karoubi, +972 4 604 7066	Gavriel Frohwein, (646) 688 3559
Noit.levi@towerjazz.com	towerjazz@gkir.com